EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Computation of earnings:
Income (loss) before income taxes	$179,807	$(338,105)	$(190,523)	$(153,219)	$(317,003)
Add:
Fixed charges (as computed below)	620,871	600,295	551,288	458,477	454,731
Subtract:
Interest capitalized	(265)	—	—	—	(1,406)

	$800,413	$262,190	$360,765	$305,258	$136,322

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	$404,968	$406,222	$386,447	$332,058	$329,610
Amortized premiums, discounts and capitalized interest expense related to indebtedness	102,883	84,047	59,435	22,056	20,649
Interest capitalized	265	—	—	—	1,406
Interest component of operating lease expense	112,755	110,026	105,406	104,363	103,066

Fixed charges	620,871	600,295	551,288	458,477	454,731
Dividends on preferred stock and losses on purchases of preferred stock	22,940	20,806	20,806	20,806	20,805

Combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$643,811	$621,101	$572,094	$479,283	$475,536

Ratio of earnings to fixed charges	1.3	—	—	—	—

(Deficiency) excess of earnings to cover fixed charges	$179,542	$(338,105)	$(190,523)	$(153,219)	$(318,409)

Ratio of earnings to combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	1.2	—	—	—	—

(Deficiency) excess of earnings to cover combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$156,602	$(358,911)	$(211,329)	$(174,025)	$(339,214)